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                            December 12, 2023

       Charles Zhang
       Chief Executive Officer
       Sohu.com Ltd
       Level 18, Sohu.com Media Plaza
       Block 3, No. 2 Kexueyuan South Road, Haidian District
       Beijing 100190
       People   s Republic of China

                                                        Re: Sohu.com Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 001-38511

       Dear Charles Zhang:

              We have reviewed your August 30, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 1,
       2023 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Risks Related to Our Ordinary Shares and ADSs, page 41

   1. We note your response to our prior Comment 1, which requested an analysis of the status of the Company and
relevant subsidiaries under the Investment Company Act of 1940 (the
                                                           1940 Act   ), and in
particular your contention that the exclusion provided by Section
                                                        3(b)(1) of the 1940 Act
is available to the Company. Please specify the percentage of the
                                                        Company   s income for
the past four fiscal quarters that in aggregate is attributable to investment securities
held directly by the Company or by the VIEs. Please also provide for each individual VIE:
(1) a description of the business conducted by such VIE; and (2) an analysis of the status
of each such VIE under the 1940 Act on a standalone basis
                                                        (including detailed
information regarding the investment securities held by each such VIE
 Charles Zhang
Sohu.com Ltd
December 12, 2023
Page 2
      and the sources of income of such VIE (including relevant percentages)). Governmental Regulations and Legal Uncertainties, page 71

2. In future Form 20-F filings, please include the information that you provide in your response to prior comment two.
       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters.



                                                           Sincerely,
FirstName LastNameCharles Zhang
                                                           Division of
Corporation Finance
Comapany NameSohu.com Ltd
                                                           Office of Technology
December 12, 2023 Page 2
cc:       Tim Bancroft
FirstName LastName